Contact

www.linkedin.com/in/lisa-marino-b520545 (LinkedIn)

Top Skills

P&L Management
Fundraising
Strategic Planning

Lisa Marino

CEO, Board Member, Entrepreneur
New York City Metropolitan Area

Summary

Experienced Hispanic Female executive with core competencies in leading and building teams, growing ad driven revenue, creating and scaling new revenue streams, managing direct and programmatic sales organizations. I also have extensive M&A experience with over 20 acquisitions over 5 years as well as deep restructuring and turn around expertise.

Experience

The Dopple
CEO of Dopple, LLC
August 2023 - Present (1 year 9 months)
Hoboken, New Jersey, United States

Dopple is a family technology company that helps families access and fund critical services and products they need to thrive. Dopple aggregates critical products and services while also harnessing the resources in their "village" of potential funding sources to help them pay for it.

Our patent pending family marketplace sits at the nexus of the care economy, crowdfunding and digital gift registries. The Dopple technology relies on a robust payments system that allows for the group gifting of any product. We account by family and product/service each item and when all fractions are purchased, we execute the transaction on behalf of the family or pay the service provider via the platform.

The wish list functions similar to a registry but instead of only offering "stuff", Dopple includes any service or activity a family might need as well as recurring needed purchases such as diapers, formula or delivered meals front and center.

Pacific Clinics
Board Member
October 2022 - Present (2 years 7 months)
San Francisco Bay Area

Pacific Clinics is California's largest community-based nonprofit provider of behavioral and mental health services and supports. Its team of more than 2,000 employees speak 22 languages and are dedicated to offering hope and unlocking the full potential of individuals and families through culturally-responsive, trauma-informed, research-based services for individuals and families from birth to older adults. The agency offers services in multiple California counties.

Mamas Uncut, LLC
Co Founder and CEO
March 2019 - January 2024 (4 years 11 months)
San Francisco Bay Area

Mamas Uncut is a holding company for digital media properties. Our flagship site is mamasuncut.com, which has 7M users per month. Mamas Uncut was founded upon community based Q&A for families and parenting. We have over 50M Facebook followers, 20M on Pinterest and 2M on other platforms, which drive 4M monthly uniques. As a property we cover topics such as child health, pregnancy, family relationships, product reviews and mom's well being. MU was acquired by the McClatchy network in January 2024

RockYou
10 years 8 months

CEO
April 2011 - January 2019 (7 years 10 months)

Media Expertise: Programmatic Monetization and Yield, Brand Sales, M&A Transactions.

Managed over 26 game franchises and 6 digital media properties such as cafemom.com, mamaslatinas.com, mom.me, babynamewizard.com, revelist.com and littlethings.com

Key Achievements:

• Revenue and Profit: Grew RY from a $20M topline and cash burning business to a $150M revenue and $12M + EBITDA business at it's peak for both in app purchases and programmatic video

• Strategy: Reinvented RY business model 3 times during tenure given media business volatility leveraging offshore expertise and ad monetization

• Capital Raising: Raised over $100M in debt and equity financings during CEO tenure from lenders and venture capitalists

• Leadership: Led worldwide team of over 300 with wholly owned operations in Bangalore, India and Bangkok, Thailand. Expert at building teams and hiring execs focused on diversity.

• M&A Expertise: Sourced and closed nearly 20 acquisitions with a 1.8x cash on cash return to grow business
• Restructuring and Bankruptcy: Led downsizing and restructurings of over 500 individuals while maintaining revenue as well as managing through a bankruptcy process. Executed more than 2 recapitalizations of equity.

COO
August 2010 - April 2011 (9 months)

Manage the entire P&L for RY, which includes the gaming and media businesses as well as all user acquisition and biz dev functions.

Chief Revenue Officer
January 2010 - November 2010 (11 months)

• Managed and restructured >200 US team members
• Led RY $40M of revenue and operations as we built version 2 of the company
• Continued to lead RY Brand Sales revenue to 1M/mo
• Managed the RY ad network and pivoted it toward video in early 2011
• Sourced new revenue streams such as RY programmatic video initiative in games and optimized game mechanics for ad yield, display based Cost Per Install and programmatic display

VP Sales
February 2009 - January 2010 (1 year)

Built Fortune 1000 Brand sales business to $1M/mo in IO sales for US and international.

General Manager, Auto Vertical
June 2008 - February 2009 (9 months)

Manage the auto vertical for a leading social networking application provider. Revenue focus is advertising and lead generation for in market car shoppers.

eBay, Inc (Motors)
National Sales Manager
January 2007 - June 2008 (1 year 6 months)

Managed both and advertising sales efforts for eBay motors

Kurt Salmon Associates
Contract Consultant
2006 - 2007 (1 year)

Cima Systems
President/CEO Cima Systems
2001 - 2004 (3 years)

Education

Stanford University Graduate School of Business
· (1998 - 2002)

Stanford University
M.A., Latin American Studies · (1998 - 2000)

University of Pennsylvania
BS Econ, Finance and International Relations · (1989 - 1993)